

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2018

Benjie Dong
Chief Financial Officer
Fuwei Films (Holdings), Co. Ltd.
No. 387 Dongming Road
Weifang Shandong
People's Republic of China
261061

> **Re: Fuwei Films (Holdings), Co. Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2017**
> **Filed April 6, 2017**
> **File No. 001-33176**

Dear Mr. Dong:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2017

Liquidity and Capital Resources, page 40

1.   We note that your independent auditor expressed substantial doubt about your ability to continue as a going concern. Additionally, we note your cash availability and level of short-term indebtedness. Given these factors, please revise your disclosure in future filings to address the uncertainty of your liquidity position, as applicable. Your disclosure should include a detailed description of the expected sources and demands for cash over the 12 months following the most recent balance sheet date presented in your filing, if any. If no sources of cash inflow are viable, please address the potential risks and consequences to your company. Such disclosure should provide enough detail that your readers gain

Benjie Dong
Fuwei Films (Holdings), Co. Ltd.
August 24, 2018
Page 2

insight into management´s analysis and concerns related to your ability to continue to operate. We remind you that any registrant that has identified a material liquidity deficiency must disclose the course of action to remedy the deficiency. Refer to Item 303(a)(1) of Regulation S-K and Section 607.02 of the SEC Codification of Financial Reporting Policies for guidance.

Contractual Commitments, page 43

2.   It appears that your table of contractual commitments omits a bank loan of RMB 20,000,000 from SNTON Group and notes payable aggregating RMB 67,900,000 from SPD Bank and Bank of Weifang. In future filings, please revise your table to include all debt that you are contractually obligated to pay, as well as the related estimated cash requirements for interest.

Management's Annual Report on Internal Control Over Financial Reporting, page 71

3.   Please revise future filings to clarify which version, 1992 or 2013, of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission's *Internal Control — Integrated Framework* you utilized when performing your assessment of internal control over financial reporting.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dale Welcome at 202-551-3865 or Ernest Greene at 202-551-3733 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction